THE BERWYN FUNDS

                                  Berwyn Fund
[GRAPHIC OMITTED]             Berwyn Income Fund
                            Berwyn Cornerstone Fund
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Shareholder Services                                      www.theberwynfunds.com
(800) 992-6757



March 12, 2008

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  The Berwyn Funds
          File No. 811-01963


Ladies and Gentlemen:

     The Berwyn Funds (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

     Premiums have been paid through the policy period ending on March 1, 2009.

     Please contact the undersigned at 513-587-3406 if you have any questions concerning this filing.


Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary



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